Filed by Perfect Corp.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Provident Acquisition Corp.

Commission File No. 001-39860

Date: March 31, 2022

The information contained in the following two articles is an English translation of two Chinese articles originally published on two separate magazines of Taiwan. Attempts to provide an accurate translation of the original articles in Chinese have been made, but due to linguistic nuances, slight differences may exist.

Article 1

“How Perfect Corp., under the leadership of Alice Chang, is becoming the fourth Taiwan-grown unicorn. Alice, along with her team of engineers, won over Chanel and Goldman Sachs with her virtual makeup try-on solutions.”

Business Weekly

By Yu Meng Cheng

March 31, 2022

The studio lights are set up, and the team is seated. Alice Chang, the CEO of Perfect Corp., walks in wearing a hooded dress and sneakers. She sits down and casually poses for a photo shoot. She smiles and whispers: “I still prefer taking selfies.”

Because of her love of selfies, the company has found a new path. In early March, Perfect Corp., under her leadership, announced that it aims at being listed on NASDAQ in the third quarter of this year, with a post-merger equity value up to US $1.4 billion (approximately NT $39.2 billion), which will make Perfect Corp. the fourth unicorn on Taiwan’s startup stage, following Appier, 91App, and GOGORO.

In terms of enterprise customers, Perfect Corp. covers 95% (19 out of 20) of the top 20 global beauty groups, and in terms of the app downloads, the YouCam suite of apps have exceeded one billion downloads worldwide, which makes it the most downloaded app originating from Taiwan; and with more than 10 billion virtual try-ons every year.

However, seven years ago, when Alice Chang was the CEO of CyberLink, she was facing declining corporate performance, as investors questioned the future of the new products, and uncertainty in the new business model. In order to survive, together with CyberLink R&D team, she has created a spin-off project.

“CyberLink is a publicly-listed company, and one needs to make responsible decisions for the shareholders. I didn’t want to drag it down.” CyberLink was founded by her, and her husband - Professor Jau Huang of the Department of Computer Science at National Taiwan University. In the golden era of PC, CyberLink used to have a 95% global market share with products including PowerDirector, PhotoDirector, PowerDVD, and other softwares. However, with the new era of smartphones entering the center stage, CyberLink’s revenue dropped to half to its peak period.

Perfect Corp. had many great technologies, but struggled to find a new direction. Chang was searching for new inspiration from daily digital lifestyle., “Back then, you had to take a photo first then edit with a photo editing app. I thought, CyberLink has been developing photo editing tools for so many years, we should be able to do real-time automatic beautification on the mobile devices.”

CyberLink has been developing image and video editing technologies for nearly 20 years. It has also developed strong face tracking technology, with twice as many recognition points as other competing products. The technology was also outperforming the competition thanks to high precision detection of eye distance, pupil size, as well as lips shape and expression. The impressive tech was operating in real time in YouCam Perfect App, and its popularity was confirmed when the app was downloaded over a million times in the first three months since the release.

“The downloads were very high, but I didn’t know how to monetize it. Investors from CyberLink used to ask me, ‘when will you start making profit?’ However, back then in the app market the primary app business model was a free model. If we were to start selling the suite of apps, the momentum would be stifled.” In addition, the customer base was very different from CyberLink’s. 70% of CyberLink’s customers are male, while 90% of Perfect’s users are female.” This is why Alice had decided to bite the bullet and start a new company.

“Even if people around you can’t imagine it happening, you must be patient and willing to change, willing to persevere and to grow.” Chang has always been operating with those principles at heart.

At the age of 31, she was already a Director of Citibank’s Investment Department, managing investments worth billions of dollars on a daily basis. Nevertheless, she wanted to work for the software industry; therefore, she decided to join TrendMicro, which had only 30 employees at the time.

Four years later, TrendMicro expanded to employ more than 200 people, and she had become its Global Executive Vice President. At the same time, her husband Jau Huang led a group of students to start-up his own business. It was a house full of engineers with no one able to handle sales and marketing. This is when Alice left TrendMicro and joined CyberLink, which originated in an old apartment with barely one million NT dollars in capital.

At that time, there were only eight people in CyberLink, seven of whom were software engineers. Chang was singlehandedly managing finance, marketing, shipping, and sales. The first thing she did was hiring an expensive accounting firm - PwC. Huang asked her, “Why does a small company require such good accountants?” Chang replied, “To grow!”

“Yes, when you are determined to do something, go all out! Otherwise, I would just go back to being a professor at National Taiwan University, and she would go back to TrendMicro." Huang told the press once, “I failed with my first two start-ups, and finally succeed the third time, all because of my wife, Alice Chang.”

“Going from big to small and scaling up” is a common theme throughout Chang’s life experience. She has her own “Theory of Plates”: every market is a plate, and plates rise and fall. Sometimes old ones sink and new ones come up to the surface. In other times, small plates merge into one big plate – no one plate will exist forever. Only those who jump between different plates will survive.

Perfect Corp. is the third jump in her life, but this time, she was leading a team of 80 people on her own. “A startup usually only has five or six employees, but we started with eighty people! We were a giant baby, and the pressure was enormous!”

In the beginning, Perfect Corp. focused on selfie applications for smartphones. One morning, Chang was playing with her app in front of the makeup table, and when she looked into the mirror, she thought, “Wow, the image in the app is so different from the face looking back at me in the mirror!” - she mocked herself. In that moment, she realized she should enter the cosmetics business. “I want to enable women to try color cosmetics in the app, and transfer those beautiful looks onto their faces.”

She decided to jump on a new “plate” by providing beauty brands with AR (augmented reality) and AI (artificial intelligence) technologies, allowing consumers to virtually try on makeup at the shop counters, on e-commerce websites, and on social platforms.

The first two years were difficult, as the business was running at a loss of 10 million US dollars per year. Everything seemed unfamiliar to Alice. For example, she wanted to secure funding, but most technology investors were managed by men, who did not understand what she was trying to accomplish. The target customers also shifted from software engineers to the unfamiliar fashion industry.

“I challenged myself to better understand what the beauty industry thinks, needs, and wants. In beauty, men are handsome, women are beautiful, and everyone dresses up all the time.” She said that Taiwan is an important player in the global technology industry, but not at all in beauty industry. It took her two years to secure initial meetings with the key executives from brands. “I flew internationally 20 times a year back in 2018 and 2019 just to meet the brand representatives. No matter the size, if someone in the beauty industry wanted to meet me, I would fly to have a chat.”

Having over 95% of the global market share in DVD software in the past, starting all over again was a completely new experience. For her, as a new kid on the beauty block, after experiencing multiple rejections, and finally being given a chance to present her ideas to a large French beauty company in front of 20 executives and managers, she felt like a fresh graduate applying for a first job.

“It’s okay, I’m a freshman, I don’t know much about makeup, but I know technology. Technology itself has no value, unless it help solve a pain point.” She was not discouraged, “The pain point for beauty brands lies in declining consumption. Young consumers stopped shopping at the brick and mortar stores, and those who bought an unfitting product - want to return them. My technology will help you solve those pain points.”

“She did not admit it, but she was actually quite anxious. She did not used to dress up as often before, but she started to shop for bags and shoes to blend in with the fashion world.” said Louis Chen, who joined CyberLink in 2003, and followed Alice to Perfect Corp., now serving as Chief Strategy Officer and Executive Vice President. At that time, even Alice’s husband, Huang, could not understand why Alice demands so much of herself. On the other hand, he did not want to annoy her by asking her to slow down, so he secretly asked the team: “Don’t let her fly so high, please!”

The fashion industry is a very demanding group of people who care about colors and textures that represent their brand. Chen gave an example: even the seemingly simple black, for Chanel, is the theme color of the brand. No deviation can be tolerated. It took two months to go back and forth for final confirmation. “What’s the difference between the blacks?” Engineers could not understand, but Chang could. She kept communicating patiently step by step until every detail was right. “Practice makes perfect.” This is exactly how Perfect Corp. successfully built up reputation among beauty brands.

Perfect Corp.’s facial modeling technology ranks among the top three in the world. Perfect Corp. built 3,900 meshes for 3D face modeling, which has outperformed the average of 900 meshes in the industry. Rich Pei, Chairman of the Chinese Asia-Pacific AIoT Development Association told Business Weekly that Perfect Corp. learned to make the most lightweight face AR technology for the app. On the other hand, it also collected data to improve the artificial intelligence model.

“I emphasized to the brands that the more consumers try, the more they would buy. They didn’t believe this theory at first, but they were willing to try.” Chang said that Estee Lauder started with POC (proof of concept) and chose five stores to demonstrate Perfect Corp.’s solutions through iPad serving as a smart makeup mirror. They picked 30 lipstick colors for consumers to try. It turned out, their conversion rate increased 2.5 times. With the support of gathered data, Perfect Corp. finally won over major beauty brands.

After establishing Perfect Corp.’s unique value proposition, the internet giants adopted a strategy - if you can beat them, join them. At that time Alibaba had its own “Tmall magic mirror”, but still chose to partner with Perfect to employ its technology, and additionally invested capital in Perfect Corp business. Google and Meta’s Instagram have also incorporated Perfect Corp.’s virtual try-on makeup solutions into their platforms.

Perfect Corp. is going to be listed in the United States. Going over the list of shareholders, Perfect Corp. has a stellar list of world-renowned investors, including the financial giant - Goldman Sachs, global e-commerce giant - Alibaba Group, the luxury brand - Chanel, Japan’s largest beauty group - Shiseido, and a social app giant - Snapchat.

“Google and Meta have so much resource. It should have been relatively easy for them to compete with us. However, small companies can keep focused.” Chen said. Perfect Corp. has been focusing on the beauty vertical since day one. There has been at a point an international car manufacturer interested in Perfect Corp.’s AI and AR technology, but Chang turned down the opportunity. She said - “We only have 200 people, and we need to stay focused on beauty.”

Technology comes and goes very quickly. Chang fully understands that an industry can emerge, and fall due to too strong competition. She is always on a lookout to continue building a strong plate where she can stand firmly, and prepare for her next big jump. Only when you have a solid ground under your feet, you are able to wait for the next wave.

Alice Chang’s profile:

Born in 1962

Education:

MBA, University of California, Los Angeles

BS Business Administration, National Taiwan University

Experience:

Founder & CEO, Perfect Corp.

CEO, CyberLink

CFO, Trend Micro

Article 2

“Taiwan’s fastest start-up IPO unicorn: Perfect Corp. Alice Chang’s Second Entrepreneurship”

Global Views Monthly

By Ji-Ying Lo

March 31, 2022

The Taiwan software startup space adds another unicorn! Seven year old Perfect Corp. expects to be listed on the US NASDAQ. Alice Chang, a well-known entrepreneur in the Taiwan software industry, after founding CyberLink in 1996, has succeeded in her second venture with Perfect Corp.

Perfect Corp.’s mobile apps have been downloaded over 1 billion times, and the company’s latest valuation is estimated to be up to US$1.4 billion (approximately NT$39.2 billion) post-merger equity value, and it plans to be listed in the United States in the third quarter of 2022; Perfect Corp is a fully home-grown software company from Taiwan. We had the opportunity to interview its founder, the always elegant, Ms. Alice Chang.

In early March 2022, Perfect Corp, which has been established for seven years, announced its plan to be listed in the United States. It is expected to merge with Provident Acquisition Corp, a SPAC company listed in US Nasdaq. With the disclosure of the listing plan, we can finally take a look at some of the achievements by Perfect Corp. The company has built the most downloaded suite of apps in Taiwan. The newly created unicorn is the fastest Taiwan start-up to IPO (less than 10 years old and valued at US$1 billion). It is also the first Taiwanese company to be this successful in the mobile industry.

“Perfect Corp. is a Beauty Tech/Fashion Tech company,” Chang clearly positioned the core of the brand, and said gently that the needs and preferences of modern consumers are changing, which included online and offline consumer touchpoints, interaction with AR applications, a more convenient consumption method, and a personalized consumption experience all in trend. “Especially in the post-pandemic era, people are turning to digital consumption. It takes the help of technology to grab attention in the online world.”

Perfect Corp. was originally an internal team of CyberLink, a veteran software company. Founded in 1996, CyberLink swept the global market with graphic computer software such as PowerDirector, PhotoDirector, PowerDVD, etc. Since the era of mobile internet, CyberLink has followed the trend of apps and actively started innovating. The popular YouCam apps later become a spin-off of Perfect Corp., focusing on the beauty and fashion industry, providing AR (augmented reality) and AI (artificial intelligence) -powered photography/image software.

“Test makeup colors on the Cloud” a real hit

Take the flagship product YouCam Makeup as an example, when the user turns on the camera, they can change their look immediately in real time. No matter how the user moves, blinks, or pouts, these beautiful makeup effects stay perfectly in place on the face. That is the main reason why users and brand customers love Perfect Corp.’s solutions, such as smoky eye makeup, gradient lip gloss, psychedelic contact lenses, unicorn hair color, etc. One can also choose products from different beauty brands and try them on virtually.

Chang said with a smile, “The shopping mentality: ‘try more, buy more’ applies both online and offline, and is universally needed across various industries.”

Perfect Corp. inherited CyberLink’s knowledge of graphic technology, and has a more detailed understanding of the expectations and use cases of mobile users. In particular, Perfect Corp. can detect 200 facial features of the face in real time, build 3,900 meshes for 3D modeling, which is 4 times more than the average of 900 meshes in the industry. Skin tone color accuracy can reach 90%.

The team started with YouCam Makeup, and extended the “camera + AR + AI” technology to different aesthetic products, including YouCam Perfect, YouCam Video, YouCam Nail, etc. The category of “virtual accessories” includes glasses, earrings, watches, rings, manicures, clothes, hats, etc. As well as beard styles that men love, hair salons, orthodontics, plastic surgery, etc. For almost anything that you can point the lens to a body part, there will be a corresponding beautification app for it.

Camera/Image beautification apps are a must-have in today’s smartphone and a fierce competition arena for key players. Besides technological superiority, what are the ‘secret weapons’ to win the battle? The answer is on market positioning and differentiation, because it is not a photo editing app.

“We’re trying to make you feel like you’re actually wearing makeup. Instead of putting on a filter or blurring your photo to make it look beautiful, we’re enhancing the brightness to make it clearer. That’s how makeup is actually done,” Chang explained that Perfect Corp.’s solutions can even do skin analysis. Perfect Corp.’s AI engine is able to analyze 89,969 skin tones and provide an accurate interpretation to further recommend makeup colors. “We can analyze the lipstick color best matched to your skin tone and eventually show it on your lips. ‘True-to-life’ is what beauty brands want.”

This core competitiveness has been strongly supported by brands during the pandemic. When retailers were closed down, it was Perfect Corp.’s solutions that kept the virtual try-on and online sales possible. Seamless integration with digital transformation helps solve a major pain point for the beauty industry.

Perfect Corp. has more than 400 beauty brand customers, including Shiseido, Clinique, Estee Lauder, AVEDA, MAC, etc. Among them, CHANEL is the most eye-catching brand, because it is not only a Perfect Corp. client, but also an investor in the PIPE.

Enjoy the process of starting from the scratch

“My classmates said to me, you must be really crazy to launch a startup at this age, and you are giving yourself a tough life.” Chang was teasing herself in a way that you can find a hint of emotion under huge pressure.

Chang co-founded CyberLink with her husband Jau Huang in 1996. CyberLink was made famous for bundling PC software with almost every Windows PC world worldwide. The revenue rose from 220 million NT dollars in 1999 to 4.68 billion NT dollars in 2008 in its heyday. It is a world-class software company – something that is rarely seen from Taiwan. Chang graduated as MBA from Business Administration of UCLA, specialized in finance and operations. And Huang, a software engineer in the same school, later joined the National Taiwan University Department of Computer Science to teach. With strong technical backgrounds, the couple complemented each other well and started a business, this is a well-known story in the technology circle.

“She is a highly curious person. I rarely see anyone more curious than her.” Huang shared his observation on his wife.

He shared an example: From AR augmented reality, VR virtual reality, to popular blockchain, ICO (Initial Coin Offering, the cryptocurrency industry’s equivalent to an initial public offering ‘IPO’), and AI, as long as there is new technologies or new topics that might make a business, Chang will be excited and push him to do research. “I think she sees me as her personal CTO!”

Huang smiled with admiration and sympathy. He said, “There are many curious people, but few have succeeded in starting a business. Alice is bold and also detailed. She has strong executive power and pays close attention to details, even as a CEO. This is how she led the team to come so far.”

From Coke to Champaign

What’s the difference between the two startups?

Chang said that CyberLink’s service coverage was very small at the beginning, and it was publicly listed four years after its establishment. At first, there were some computer brand customers located in Taiwan, and later expanded to the rest of the world. Cash flow has always been good, “but Perfect Corp. is completely different, with differences in everything from products, scale, customers, business models, competition models, etc.”

The mobile apps field is a high-speed technical competition. You need to outperform the others and yourself. Generations of new solutions come and go, you need to “win the market” fast. If it takes five years for competitors to catch up, it might reduce their eagerness to compete.

Therefore, Perfect Corp. has invested heavily in talent and technology, and kept looking for resources/funding from day one. In addition, the beauty brand customers are all abroad, and the market was unfamiliar in the beginning. Every step was difficult, especially since Chang brought more than 80 people to spin-off from CyberLink there was a huge amount of pressure to only succeed and nothing less.

Since the pressure is enormous, why is Chang so eager and motivated?

“Maybe it’s in my gene since my last name is ‘Chang’, so I like to ‘change’.” Chang smiles, “I like to create things from scratch. It’s nice to see the customers believe in us; It’s even nicer to see we actually helped the customers solve their problems.”

She mentions that in CyberLink, customers were mainly engineers and product managers. They wore polo shirts, ate sandwiches, and drank Coke. They talked about technology, products, and focused on the project together. It was very different when I first met Perfect Corp.’s customers in New York. All the executives were good-looking, dressed in a fashionable manner, and spoke elegantly. The business dinner always started with drinking champagne, white wine, red wine, and three exquisite dishes.

“Wow~” Chang said, “it opened my eyes. We felt like bumpkins.”

After numerous fancy business dinners, Chang jumped into the new field. Taking nearly 40 international flights in 2018 and 2019, she became more and more integrated into the fashion culture. With a strong technology background and deep understanding of the industry, she got her curiosity satisfied and enjoy the ride just as “Alice in the wonderland.”

Perfect Corp. is not only Chang’s second start-up, but seems like her second life.

No end to the road of success

In just seven years since its establishment, Perfect Corp. is going public in the United States and becoming the fourth software unicorn in Taiwan. Is it a success for the team?

“I’ve always told the team, we had been in the public market. We’ve been there for 20 years. This is not the goal, but just a milestone.” Chang said.

“The market is crucial. You need to keep growing. There’s no finishing line on this road to success.” Chang concluded.

Perfect Corp.

-	Established in 2015 (spin-off from CyberLink)
-	280 employees (as of March 31, 2022)
-	Located in 11 countries, 12 cities
-	Core services: AR & AI SaaS solutions for beauty tech and fashion tech
-	Products: YouCam apps, more than 1 billion global downloads.

Alice Chang’s profile:

-	Founder & CEO, Perfect Corp.
-	Education:

MBA, University of California, Los Angeles

BS Business Administration, National Taiwan University

-	Experience:

CEO, CyberLink

CFO, Trend Micro

Investment Banking, Citicorp

About Perfect Corp.

Founded in 2015, Perfect Corp. (“Perfect”) is a global leader in providing AR and AI SaaS solutions to beauty and fashion industries. Utilizing facial 3D modeling, and AI deep learning technologies, Perfect empowers beauty brands with product try-on, facial diagnostics, and digital consultation solutions to provide consumers with an enjoyable, personalized, and convenient omnichannel shopping experience. Today, Perfect has the leading market share in helping the world’s top beauty brands execute digital transformation, improve customer engagement, increase purchase conversion, and drive sales growth while maintaining environmental sustainability and fulfilling social responsibilities. For more information, visit https://www.perfectcorp.com/business.

About Provident Acquisition Corp.

Affiliated with Provident Capital, Provident Acquisition Corp. (“Provident”) is a special purpose acquisition company formed for the purpose of entering into a combination with one or more businesses. Provident’s sponsor team combines over 85 years of experience in investment, technology, and beauty industries to bring an innovative global technology leader to the public capital market. Led by Winato Kartono as the executive chairman, Michael Aw as the CEO and CFO, and Andre Hoffmann as the president, Provident seeks to complete business combinations with companies headquartered in Asia but with global footprints, proven technologies, and leading market share. To learn more, visit http://www.paqc.co

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on beliefs and assumptions and on information currently available to Perfect and Provident. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including projections of market opportunity, number of customers or user and market share, the capability of Perfect’s technology, Perfect’s business plans including its plans to expand globally, the sources and uses of cash from the proposed transaction, the anticipated enterprise value of the combined company following the consummation of the proposed transaction, any benefits of Perfect’s partnerships, strategies or plans as they relate to the proposed transaction, anticipated benefits of the proposed transaction and expectations related to the terms and timing of the proposed transaction are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. These statements are based on Perfect and Provident’s reasonable expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Perfect and Provident’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Perfect or Provident to predict these events or how they may affect Perfect or Provident. In addition, there will be risks and uncertainties described in the proxy statement / prospectus relating to the proposed transaction, which has been filed by Perfect and Provident with the SEC, and other documents filed by Perfect or Provident from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither Perfect nor Provident can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against Perfect or Provident, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of Provident, default in any forward purchase agreement or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of Perfect or Provident as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with brands, customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; Perfect’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; unforeseen developments in the relatively new and rapidly evolving markets in which Perfect operates, competition in the markets in which Perfect operates or plans to operate, including with competitors who have significantly more resources; ability to retain and expand sales to existing brand customers and individual app users or attract new brand customers and new app users, or if users decrease their level of engagement with our brand customers or Perfect’s apps; ability to monetize Perfect’s apps to generate sustainable revenue; ability to make continued investments in Perfects AI and AR-powered technologies; the need to attract, train and retain highly-skilled technical workforce; reliance on certain platforms for payment processing; user misconduct or misuse of Perfect’s apps; security breaches of improper access to data or user data; reliance on a limited number of cloud storage service providers; reliance on third-party proprietary or open-source software; the impact of the ongoing COVID-19 pandemic; reliance on a limited number of brand partners for a significant portion of Perfect’s revenue; use of a dual-class structure by the combined company; interests of certain Perfect shareholders may differ from those of investors in the combined company; internal control over financial reporting and ability to remediate any significant deficiencies or material weaknesses; changes in laws and regulations related to privacy, cybersecurity and data protection; ability to enforce, protect and maintain intellectual property rights; geopolitical, regulatory and other risks associated with Perfect’s operations in the Republic of China and the People’s Republic of China; and other risks and uncertainties set forth in the section entitled “Risk Factors” in the registration statement on Form F-4 filed by Perfect with the SEC on March 25, 2022 and those included under the heading “Risk Factors” in the final prospectus for Provident’s initial public offering, filed pursuant to Rule 424b(4) on January 8, 2021, and its annual report on Form 10-K for year ended December 31, 2021 and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither Perfect nor Provident presently knows or that Perfect and Provident currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Perfect, Provident, their respective directors, officers or employees or any other person that Perfect and Provident will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Perfect and Provident as of the date of this communication. Subsequent events and developments may cause those views to change. Except as required by applicable law, neither Perfect nor Provident has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of Perfect or Provident as of any date subsequent to the date of this communication.

Important Additional Information

This communication is being made in respect of the proposed transaction involving Perfect and Provident. In connection with the proposed transaction, Perfect has filed a registration statement on Form F-4 with the SEC that includes a prospectus with respect to Perfect’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of Provident to vote on the proposed transaction. This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. Before making any voting or investment decision, shareholders of Provident, investors and other interested persons are advised to read CAREFULLY IN their ENTIRETY the preliminary proxy statement / prospectus (including any amendments thereto), as well as other documents to be filed with the SEC, because these documents will contain important information about Perfect, Provident and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement / prospectus to be included in the registration statement will be mailed to shareholders of Provident as of a record date to be established for voting on the proposed transaction. The preliminary and definitive proxy statement / prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov or by directing a request to: info@providentgrowth.com.

Participants in Solicitation

Perfect and Provident and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Provident and their ownership is set forth in Provident’s filings with the SEC, including Provident’s final prospectus for its initial public offering, filed pursuant to Rule 424b(4) on January 8, 2021, its Form 10-K for the year ended December 31, 2021 and subsequent filings under section 16 of the Exchange Act or on Form 10-Q. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Provident’s shareholders in connection with the proposed transaction is set forth in the registration statement containing the preliminary proxy statement/prospectus filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: info@providentgrowth.com.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Perfect or Provident, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.